File No. 812-13771
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Application For An Amended Order Pursuant To Sections 6(c) and 57(c) of
the Investment Company Act of 1940 (“1940 Act”) granting exemptions from Sections 18(a),
57(a)(1) - (2), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint transactions
otherwise prohibited by Section 57(a)(4) of the 1940 Act

TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND LLLP
NEW TRIANGLE GP, LLC (NC)
NEW TRIANGLE GP, LLC (DE)
TRIANGLE MEZZANINE FUND II LP

All Communications, Notices and Orders to:	Copies to:

Garland S. Tucker III and Steven C. Lilly	John A. Good, Esq.
Triangle Capital Corporation	Helen W. Brown, Esq.
3700 Glenwood Avenue, Suite 530	Bass, Berry & Sims PLC
Raleigh, NC 27612	100 Peabody Place, Suite 900
Telephone: (919) 719-4770	Memphis, Tennessee 38103
Telephone: (901) 543-5918

As filed with the Securities and Exchange Commission
On September 28, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:		AMENDMENT NO. 1 TO APPLICATION FOR AN
Triangle Capital Corporation,	:	AMENDED ORDER PURSUANT TO SECTIONS 6(c),
Triangle Mezzanine Fund LLLP	:	AND 57(c) OF THE INVESTMENT COMPANY ACT
New Triangle GP, LLC	:	OF 1940 GRANTING EXEMPTIONS FROM
New Triangle GP, LLC	:	SECTIONS 18(a), 57(a)(1) — (2), AND 61(a) OF THE
Triangle Mezzanine Fund II LP	:	1940 ACT; UNDER SECTION 57(i) OF THE 1940
3700 Glenwood Avenue, Suite 530	:	ACT AND RULE 17d-1 UNDER THE 1940 ACT TO
Raleigh, NC 27612	:	PERMIT CERTAIN JOINT TRANSACTIONS
	:	OTHERWISE PROHIBITED BY SECTION 57(a)(4)
File No. 812-13771	:	OF THE 1940 ACT
Investment Company Act of 1940	:
     Triangle Capital Corporation, a Maryland corporation (“Triangle”), Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership (“TMF”), New Triangle GP, LLC, a North Carolina limited liability company (“General Partner”), New Triangle GP, LLC, a Delaware limited liability company (“GP II”), and Triangle Mezzanine Fund II LP, a Delaware limited partnership (“SBIC II) (collectively, the “Applicants”), respectfully request an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 57(c), and 57(i) of the Investment Company Act of 1940 (“1940 Act”),1 and under Rule 17d-l thereunder. The Amended Order would amend an exemptive order issued by the Commission on October 14, 2008 (the “Prior Order”)2 that was granted pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the 1940 Act, and under Rule 17d-l thereunder, and under Section 12(h) of the Securities Exchange Act of 1934 (“Exchange Act”) to Triangle, TMF and the General Partner.

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

[2]	In the Matter of Triangle Capital Corporation, Investment Company Act Release Nos. 28383 (September 19, 2008) (notice) and 28437 (October 14, 2008) (order).

I. BACKGROUND AND SUMMARY OF APPLICATION
     In this application (“Application”), the Applicants respectfully request the Amended Order to amend the Prior Order as set forth herein. The Prior Order permits Triangle and TMF to operate effectively as one company, specifically allowing them to: (1) engage in certain transactions with each other; (2) invest in securities in which the other is or proposes to be an investor; (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a business development company and its small business investment company subsidiary; and (4) file consolidated reports with the Commission.
     The Prior Order granted the above relief to transactions between Triangle and, at the time of the Prior Order, Triangle’s only wholly-owned small business investment company subsidiary, TMF. Subsequent to the Prior Order, Triangle has formed a new wholly-owned small business investment company subsidiary, SBIC II. In addition to Triangle, TMF and the General Partner, the Amended Order would grant relief to SBIC II, GP II, and any direct or indirect wholly-owned subsidiaries of Triangle (collectively, the “Subsidiaries,” and each a “Subsidiary”).3
     In particular, the relief requested by this Application for an Amended Order would: (1) permit TMF and another Subsidiary to engage in certain transactions that would otherwise be permitted if Triangle and its Subsidiaries were one company and (2) permit Triangle to adhere to modified asset coverage requirements under Section 61 of the 1940 Act. Triangle may in the future create wholly-owned Subsidiaries that may also be licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) (collectively, the “SBIC Subsidiaries,” and each an “SBIC Subsidiary”) or in some cases may not be SBICs.
     As discussed above, the Prior Order grants relief from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) — (a)(3), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and

[3]	For purposes of this Application, references to “Subsidiaries” include Subsidiaries currently in existence, as well as any future Subsidiaries.

Rule 17d-1 under the 1940 Act and under Section 12(h) of the Exchange Act to Triangle and TMF, but the Prior Order did not specifically request relief for any future Triangle Subsidiaries. The Applicants are submitting this request to amend the Prior Order to request the same exemptive relief for SBIC II and any future Subsidiary that was granted under the Prior Order with respect to TMF, except to the extent that such relief is not necessary due to the fact that SBIC II is not (and no future Subsidiary will be) a BDC or a registered investment company under the 1940 Act.4
     The terms and conditions of the Prior Order will continue to apply to Triangle, TMF and the General Partner, except as described in this Application. Any existing entities that currently intend to rely on the Amended Order have been named as Applicants, and any other existing or future entities that may rely on the Amended Order in the future would comply with its terms and conditions.
II. GENERAL DESCRIPTION OF APPLICANTS
     A. Triangle Capital Corporation
     Triangle Capital Corporation was organized under the General Corporation Law of the State of Maryland on October 10, 2006, for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) within the meaning of Section 2(a)(48) of the 1940 Act.5 In addition, Triangle has elected to be treated for tax purposes as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).

[4]	An exemption from Section 12(d)(1)A) pursuant to Section 12(d)(1)(J) of the 1940 Act is not necessary because such Subsidiaries will not own voting stock of Triangle or TMF. Also, an exemption from Sections 21(b) and 57(a)(3) pursuant to Sections 6(c) and 57(c) of the 1940 Act is not necessary because TMF will not make loans to SBIC II or any future Subsidiaries.

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

     Triangle first offered its common stock to the public (“IPO”) pursuant to an effective Registration Statement on Form N-2 on February 13, 2007. Triangle’s common stock is listed on the Nasdaq Global Market and trades under the ticker symbol “TCAP.”
     On February 21, 2007, through a series of transactions that occurred simultaneously with the closing of the IPO, Triangle acquired all of the equity interests in TMF and the General Partner, each of which now operates as a subsidiary of Triangle.
     Triangle operates as a specialty finance company that provides customized financing solutions to lower middle market companies that have annual revenues between $10.0 and $100.0 million. Triangle’s investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity related investments. Triangle’s investment philosophy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. Triangle invests primarily in senior and subordinated debt securities secured by first and second lien security interests in portfolio company assets, coupled with equity interests. Triangle’s investments generally range from $5.0 to $15.0 million per portfolio company. In certain situations, Triangle has partnered with other unaffiliated funds to provide larger financing commitments.
     Triangle’s board of directors (“Triangle Board”) consists of eight members, five of whom are not “interested persons” of Triangle within the meaning of Section 2(a)(19) of the 1940 Act. Triangle is internally managed by its executive officers under the supervision of the Triangle Board. As a result, Triangle does not pay external investment advisory fees, but instead incurs operating costs associated with employing investment and portfolio management professionals.
     B. The Subsidiaries
     1. TMF
     TMF was organized as a limited liability limited partnership under the laws of the State of North Carolina on August 14, 2002 and received its license from the SBA on September 11, 2003 to operate as a small business investment company under the SBA Act. Due to TMF’s status as a licensed SBIC, Triangle has the ability to issue, through TMF, debentures guaranteed by the SBA at favorable interest rates. Under the regulations applicable to SBIC funds, an SBIC can have outstanding debentures guaranteed by the SBA generally in an amount up to twice its regulatory capital, which effectively approximate the amount of its equity capital. Since the IPO, TMF has had the same investment objectives and strategies as Triangle, as summarized above.
     As a result of the IPO and other formation transactions, TMF failed to meet the requirements for exclusion from the definition of an investment company set forth in Section 3(c)(1) of the 1940 Act by reason of subparagraph (A) of Section 3(c)(1) of the 1940 Act. Accordingly, on February 5, 2007, TMF, as a co-registrant, filed its Registration Statement on Form N-5 with the Commission and on February 21, 2007, filed an election on Form N-54A to be regulated as a BDC under the 1940 Act.
     Triangle directly owns a 99.9% limited partnership interest in TMF. The General Partner, a wholly owned subsidiary of Triangle, owns a 0.1% general partnership interest in TMF. Therefore, TMF is functionally a 100% owned subsidiary of Triangle because Triangle and the General Partner own all of the equity and voting interest in TMF. TMF is consolidated with Triangle for financial reporting purposes.
     Notwithstanding its limited partnership structure, the Second Amended and Restated Agreement of Limited Partnership of TMF (“LP Agreement”), permits the appointment of a board of directors, which appointment is permitted by the North Carolina Revised Uniform Limited Partnership Act, with the authority to manage the business and affairs of TMF and take all action that the general partner could otherwise take except any action required by statute to be taken by the general partner of a North Carolina limited liability limited partnership. Consequently, pursuant to the LP Agreement, the equity owners of TMF have appointed a board of directors (“TMF Board”) consisting of five persons who are not “interested persons” of TMF within the meaning of Section 2(a)(19) of the 1940 Act and three persons who are “interested persons” of TMF. The members of the TMF Board are appointed each year by the equity owners of TMF (i.e., Triangle and the General Partner). Under the LP Agreement, the General Partner has irrevocably delegated the authority to manage the business and affairs of TMF to the TMF Board. The SBA has approved the LP Agreement and the members of the TMF Board pursuant to SBA regulations. We believe this structure is identical to that structure proposed in the SEC’s No-Action Letter issued to Federated Core Trust II, L.P (the “Federated Core letter”).6 In the case of TMF, the provision of the North Carolina Revised Uniform Limited Partnership Act permitting delegation of general partner authority to a board of directors is identical to the provisions in the Delaware Revised Uniform Limited Partnership Act cited in the Federated Core letter.
     2. SBIC II
     SBIC II was organized as a limited partnership under the laws of the state of Delaware on December 15, 2009, and received its license from the SBA on May 10, 2010 to operate as a small business investment company under the SBA Act. As an SBIC, SBIC II will be subject to the same regulatory scheme as TMF. Unlike TMF, SBIC II will not be registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. Pursuant to the limited partnership agreement for SBIC II, the management of SBIC II is vested exclusively in GP II. Triangle serves as the sole manager of GP II.
     Triangle directly owns a 99.9% limited partnership interest in SBIC II. GP II, a wholly owned subsidiary of Triangle, owns a 0.1% general partnership interest in SBIC II. Therefore, SBIC II is functionally a 100% owned subsidiary of Triangle because Triangle and GP II own all of the equity and voting interest in SBIC II. SBIC II is consolidated with Triangle for financial reporting purposes.
     3. Future SBIC Subsidiaries
     The American Recovery and Reinvestment Act of 2009 enacted in February 2009 (the “Stimulus Bill”) contains several provisions applicable to SBIC funds. One of the key SBIC-related provisions included in the Stimulus Bill increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds. The prior maximum amount of SBIC leverage available to affiliated SBIC funds was approximately $137

[6]	See Federated Core Trust II, L.P., SEC No-Action Letter, pub. avail. February 6, 2002.

million, as adjusted annually based upon changes in the Consumer Price Index. Due in part to the increase in the maximum amount of SBIC leverage available to affiliated SBIC funds, Triangle formed SBIC II and may form future SBIC Subsidiaries. In our view, the SBIC leverage, including the increased capacity, remains a strategic advantage due to its long-term, flexible structure and a low fixed cost. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Triangle will allocate such increased borrowing capacity between TMF, SBIC II and any future SBIC Subsidiary.
     Investments for the SBIC Subsidiaries are approved by the investment committee for each SBIC Subsidiary (“Investment Committee”). The members of the Investment Committees for each SBIC Subsidiary are subject to approval and fingerprinting by the SBA. The current members of the Investment Committees for TMF and SBIC II are Messrs. Garland S. Tucker III (Triangle’s Chairman of the Board, Chief Executive Officer and President), Brent P.W. Burgess (Triangle’s Chief Investment Officer), Steven C. Lilly (Triangle’s Chief Financial Officer, Secretary, Treasurer and Chief Compliance Officer), Jeffrey A. Dombcik (an employee of Triangle), Douglas A. Vaughn (an employee of Triangle), and David F. Parker (an employee of Triangle). In addition, Messrs. Tucker, Burgess and Lilly serve as directors on the Triangle Board and the TMF Board.
     Each of TMF and SBIC II has entered into a Management Services Agreement with Triangle (“Management Services Agreement”), whereby Triangle provides management services to TMF and SBIC II, including prospective investment identification, due diligence and analytical services, preparation of reports, research and economic/statistical data relating to potential and existing investments for use by the TMF Board and GP II in overseeing such entity’s investment portfolio, monitoring of existing investments, including enforcement of rights under operative agreements, bookkeeping, accounting and other administrative services, preparation of financial reports and tax returns, preparation of reports filed with the SBA, provision of office space and clerical staff, and maintenance of relationships with professionals retained by the SBIC Subsidiary. The Management Services Agreement allows for the payment of management fees by the SBIC Subsidiary to Triangle. To date, no management fees have been paid or accrued.

     4. The General Partners
          (a) General Partner of TMF
     The General Partner was organized as a limited liability company under the laws of the state of North Carolina on November 1, 2007 and is a wholly owned subsidiary of Triangle. The General Partner is the sole general partner of TMF. Pursuant to the provisions of the LP Agreement, the General Partner has irrevocably delegated its authority to manage the business and affairs of TMF to the TMF Board.7 As a consequence, the General Partner’s only role is to perform certain ministerial functions that result from decisions made by the TMF Board; the General Partner is not able to prevent the TMF Board from acting independently. In addition, under the LP Agreement, the General Partner may not seek to amend the LP Agreement or take any substantive, non-ministerial action in the name of TMF without the prior approval of a majority of the TMF Board.
          (b) General Partner of SBIC II
     GP II was organized as a limited liability company under the laws of the state of Delaware on December 15, 2009 and is a wholly owned subsidiary of Triangle. GP II is the sole general partner of SBIC II and owns a 0.1% general partnership interest in SBIC II.
III. PROPOSED OPERATIONS AS ONE COMPANY
     A. Exemptive Relief Requested from Sections 57(a)(1) and (2).
     1. General. Sections 57(a)(1) and (2) make it unlawful for any person related to a BDC in the manner described in Section 57(b), or any affiliated person of that person (1) to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities), and (2) to purchase from any BDC or from any company controlled by such BDC any security (except securities of which the seller is the issuer).

[7]	See Federated Core Trust II, L.P. (February 6, 2002).

     Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply. These persons include the following: (1) any director, officer, employee, or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee, or advisory board member; or (2) (A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls, is controlled by, or is in common control with such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC or (ii) who is an officer, director, partner, copartner, or employee of such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC.
     Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to such person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
     2. Application of Section 57(a)(l) and (2) to Applicants. Triangle is a person related to each of TMF and SBIC II in a manner described in Section 57(b) because of its direct ownership of all the limited partnership interests in each of TMF and SBIC II and its indirect ownership of all of the general partnership interests in the General Partner and GP II through its 100% ownership of the General Partner and GP II. Triangle would be a person related to any future Subsidiaries in a manner described in Section 57(b) because it will, either directly or indirectly, own more than 99.9% of the voting securities of each Subsidiary. SBIC II and TMF would also each be a person related to each other in a manner described in Section 57(b) because each is deemed to be under the control of Triangle and thus under common control. Each future Subsidiary would also each be a person related to each other Subsidiary in a manner described in Section 57(b) as long as they remain under the common control of Triangle.

     With respect to the prohibitions of Sections 57(a)(1) and (2), every purchase or sale transaction between Triangle and any Subsidiary and every purchase or sale transaction between two or more Subsidiaries must be analyzed from the point of view of each participant including, if applicable, TMF as a Subsidiary that is a BDC. As currently contemplated by the Applicants, there may be circumstances when it is in the interest of Triangle and/or TMF that one or more of Triangle, TMF, SBIC II or any future Subsidiary would purchase all or a portion of the portfolio investments held by one of the others in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable. In addition, there may be circumstances when it is in the interest of Triangle and/or TMF for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to either Triangle or TMF in a manner described in Section 57(b), or for Triangle to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b), as in the case of a portfolio company deemed to be related to Triangle or a Subsidiary as a result of either Triangle’s or such Subsidiaries’ ownership of more than 25% of the portfolio company’s voting securities. Similarly, it may be desirable for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to another Subsidiary in a manner described in Section 57(b).
     If Triangle were to engage in these activities other than through a subsidiary, transactions with affiliated portfolio companies whether controlled or not controlled, would be permissible without Commission approval by virtue of Rule 57b-1. The Commission made this clear in Investment Company Act Release 11493 (December 16, 1980) where, in adopting Rule 57b-l, it stated in relevant part:
However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under Section 57(c) [15 U.S.C. 80a-56(c)] or specific statutory findings regarding the transaction by the company’s Board of Directors (under Section 57(f) [15 U.S.C. 80a-56(f)]. The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the Board of Directors of a business development company for transactions between the company and a controlled portfolio affiliate. As the House Committee Report on the bill which became the 1980 Amendments states:
Conspicuously absent from the prohibitions in Section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5 percent of the outstanding securities. Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company. In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates. The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.
H.R. Rep. No. 1341, at 48 (1980) (Comm. Rep.) (emphasis added). However, due to an apparently inadvertent drafting error, business development company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission. The Commission proposes to correct this error by the rulemaking.
     As pointed out in the House Committee report, even if Triangle were a registered investment company rather than a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates. See Rules 17a-6 and 17d-1(d)(5) and (6). Thus, Rule 57b-1 exempts purchase or sale transactions between Triangle (the BDC parent) and its downstream controlled affiliates from the prohibitions of Sections 57(a) and 17(a) and (d).
     However, without the relief requested by this Application, purchase or sale transactions between TMF (a BDC subsidiary) and any other Subsidiaries or downstream controlled affiliates of Triangle or other Subsidiaries may violate Section 57(a)(1) or (2) of the 1940 Act. Such purchase and sale transactions may violate Sections 57(a)(1)-(2) since the participant involved, SBIC II (or any future Subsidiary) would be related to the BDC (TMF), in a manner described in Section 57(b). The exemption in Rule 57b-1 may not be available in this case since the transaction is between TMF (a BDC) and entities affiliated with a controlling affiliate of TMF. Therefore the participant is not related to the BDC (TMF) solely on the circumstances set forth in either paragraph (a) or (b) of Rule 57b-1 (i.e., not (a) solely because that person is directly or indirectly controlled by TMF, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule).
     Triangle and its Subsidiaries should not be precluded from investing in portfolio affiliates of each other if such investments would be permitted if Triangle and such Subsidiary were treated as one combined company.
     3. Requested Exemptions. As discussed above, the Prior Order only extends relief from Sections 57(a)(1) and (2) to transactions between Triangle and TMF. Accordingly, the Applicants respectfully request an Amended Order of the Commission pursuant to Section 57(c) exempting any current or future Subsidiary from the provisions of Sections 57(a)(l) and (2) for any transaction between TMF and any other Subsidiary with respect to the purchase or sale of securities or other property. The Applicants also request an Amended Order of the Commission exempting from the provisions of Section 57(a)(1) and (2) any transaction between TMF and a controlled portfolio affiliate of another Subsidiary, but only to the extent that any such transaction would not be prohibited if such Subsidiary were deemed to be part of Triangle and not a separate company. It is the intent of this request only to permit Triangle and it Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to TMF, SBIC II (or any future Subsidiary) being a wholly owned subsidiary of Triangle.
     B. Exemptive Relief Requested from Section 57(a)(4) and Rule 17d-1.
     1. General. Section 57(a)(4) of the 1940 Act makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i) of the 1940 Act states that the rules and regulations of the Commission under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).

     Rule 17d-1 under the 1940 Act prohibits an affiliate — or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b) - acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, except pursuant to an order of the Commission.
     2. Application of Section 57(a)(4) and Rule 17d-1(a) to Applicants. As described above, Triangle and the Subsidiaries are (and future Subsidiaries will be) related to one another in a manner described in Section 57(b). There may be circumstances when it is in the interest of Triangle and/or TMF, as applicable, that two or more of Triangle, TMF, SBIC II (or any future Subsidiary) purchase or sell the same or different securities of the same issuer, either simultaneously or sequentially, and that they deal with their investments separately or jointly. The joint transactions prohibition of Section 57(a)(4) and Rule 17d-1, taken together, would not apply to transactions involving two or more of Triangle and the Subsidiaries because the Section 57(b) relationship would arise solely from Triangle controlling each of the Subsidiaries. Therefore, Rule 57b-1 would exempt Triangle and its controlled affiliates from the prohibitions of Section 57(a)(4). However, a joint transaction in which TMF and another Subsidiary participates could be deemed to be prohibited under Section 57(a)(4) because such Subsidiary would not be a controlled affiliate of TMF.
     3. Requested Exemptions. As discussed above, the Prior Order only extends relief from Section 57(a)(4) and Rule 17d-1 for such transactions between Triangle and TMF. Accordingly, Applicants are seeking an Amended Order of the Commission pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4), in which TMF and another Subsidiary participate, but only to the extent that the transaction would not be prohibited if the Subsidiaries participating were deemed to be part of Triangle, and not separate companies. As stated above, the intent of this request is only to permit Triangle and its Subsidiaries to conduct their businesses as otherwise permitted by the 1940 Act, as if Triangle and its Subsidiaries were a single company.

     C. Exemptive Relief Requested from Sections 18(a) and 61(a).
     1. General. Section 18(a) makes it unlawful for any closed-end management company to issue any class of senior security or to sell any senior security of which it is the issuer, unless such company complies with the asset coverage and other requirements set forth in Section 18(a). “Asset coverage” is defined in Section 18(h) to mean a ratio which the value of the total assets of an issuer, less all liabilities not represented by senior securities, bears to the amount of senior securities. Section 61 applies Section 18, with certain modifications, to a BDC. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as SBIC II (and future SBIC Subsidiaries), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. SBIC II is (and any future SBIC Subsidiaries would be) regulated by the SBA and operates under the SBA Act. There is no difference in the SBA’s regulation of the SBIC II due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be a BDC.
     2. Application of Sections 18(a) and 61(a) to Applicants. As a BDC, Triangle is subject to the requirements of Section 18(a) by way of Section 61(a). Although a BDC, TMF, as an investment company licensed as an SBIC under the SBA Act is exempt, on a stand-alone basis, from Section 18(a)(1)(A) and (B) and Section 61(a) by reason of the exemption provided by Section 18(k). However, since each SBIC Subsidiary is a wholly owned subsidiary of Triangle, a question exists as to whether Triangle must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether Triangle must also comply with these asset coverage requirements on a consolidated basis, because Triangle may be deemed to be an indirect issuer of any class of senior security issued by any SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis would mean that Triangle would treat as its own all assets held directly by Triangle and any SBIC Subsidiary and would also treat as its own any liabilities of any SBIC Subsidiary (with intercompany receivables and liabilities eliminated), including any liabilities of such SBIC Subsidiary with respect to senior securities as to which such SBIC Subsidiary may be exempt from the provisions of Section 18(a)(1)(A) and (B) by virtue of Section 18(k).
     3. Requested Exemptions. As discussed above, the Prior Order granted relief under Section 6(c) from Sections 18(a) and 61(a) to permit Triangle to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by TMF (not any future SBIC Subsidiary). Accordingly, the Applicants respectfully request relief under Section 6(c) from Sections 18(a) and 61(a) to permit Triangle to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by any SBIC Subsidiary. For the purposes of the requested relief, and only for such purposes, Triangle wishes to treat SBIC II (and any future SBIC Subsidiary) as if it were a BDC subject to Sections 18 and 61. Since TMF is entitled to rely on Section 18(k) and since SBIC II (or any future SBIC Subsidiary) would be entitled to rely on Section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of such exemptions to Triangle.
     D. Precedents.
     In addition to the Prior Order granting such relief to Triangle and TMF, the Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein. See MCG Capital Corporation, et al., Investment Company Act Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order) (“MCG Capital”); Main Street Capital Corporation, et. al., Investment Company Act Release No. IC-28120; File No. 812-13411 (Jan. 16, 2008) (“Main Street”); Hercules Technology Growth Capital, Inc., et al., Investment Company Act Release Nos. 27748 (Mar. 7, 2007) (notice) and 27776 (Apr. 5, 2007) (order) (“Hercules”); Elk Associates Funding Corporation, et. al, Investment Company Act Release No. 24121, File No. 812-11420 (November 2, 1999)(“Elk Associates”); Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); Allied Capital Corporation, et. al., Investment Company Act Release No. 22941, 66 SEC Docket 297 (Dec. 16, 1997) (“Allied Capital”); Capital Southwest Corporation, et. al., Investment Company Act Release No. 22586, 64 SEC Docket 457 (Mar. 26, 1997) (“Capital Southwest”); MACC Private Equities Inc., et. al.,

Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); Allied Capital Corporation II, et. al., Investment Company Act Release No.17492, 46 SEC Docket 343 (May 16, 1990) (“Allied II”); and Greater Washington Investors, et. al., Investment Company Act Release No.16055, 39 SEC Docket 549 (Oct. 15, 1987) (“Greater Washington”).
     In Main Street, a parent BDC with an SBIC subsidiary obtained similar relief as requested herein, and on similar representations and conditions as contained herein. The Main Street order permits a Parent BDC and its wholly-owned subsidiaries (one of which is an SBIC) to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiaries were one company and permits the Parent BDC to adhere to a modified asset coverage requirements. The Main Street order applies to future SBIC subsidiaries.
     In Berthel, a parent BDC with a BDC/SBIC subsidiary obtained similar relief as requested herein, and on similar representations and conditions as contained herein, except as modified to reflect that the parent was a trust rather than a corporation and that the subsidiary was a limited liability company rather than a limited liability limited partnership. In Capital Southwest, a parent BDC with a closed-end management investment company/SBIC subsidiary, obtained exemptive relief similar to the relief requested in this Application, and on similar representations and conditions as contained in this Application. The Private Equities case involved a reorganization pursuant to a bankruptcy plan which provided for the transfer of all of the capital stock of an SBIC subsidiary of the debtors to a newly created BDC, and the election of the SBIC also to be regulated as a BDC. The Greater Washington, and Allied II, cases involved existing SBICs that reorganized by establishing wholly owned subsidiaries to which the parent would transfer its SBIC license. The parent company in each case remained a BDC with public ownership.
     In addition, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief with respect to future wholly-owned subsidiaries of the parent. See Main Street, MCG Capital, Hercules, Elk Associates, and Allied. In Main Street, MCG Capital, Hercules, Elk Associates and Allied, a parent BDC with an SBIC subsidiary obtained substantially the same relief as requested in this Application, including relief as to possible future wholly-owned subsidiaries of the parent.
     The Applicants are requesting the ability to engage in similar transactions as requested by Triangle, TMF and the General Partner in the Prior Order.
     E. Applicants’ Legal Analysis.
     1. Section 6(c).
     Section 6(c) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision or provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.
     (a) The Exemption Requested is Appropriate in the Public Interest.
     The operation of Triangle as a BDC with wholly owned SBIC Subsidiaries is intended to permit Triangle to engage in an expanded scope of operations beyond that which would be available to it if it conducted the SBIC operations itself. Triangle and any SBIC Subsidiary will be engaged in operations permitted (and in fact contemplated) by the 1940 Act and subject to the provisions thereof, as they are applied to BDCs. Moreover, since such SBIC Subsidiary will be a wholly owned subsidiary of Triangle, any activity carried on by it will in all material respects have the same economic effect and substance with respect to Triangle’s stockholders as it would if done directly by Triangle.
     With respect to the Sections 18(a) and 61(a) exemption, the net effect of application of the “asset coverage” requirements on a consolidated basis as to Triangle and any SBIC Subsidiary, if relief were not obtained, could be to restrict the ability of such SBIC Subsidiary to obtain the kind of financing that would be available to Triangle if it were to conduct the SBIC operations itself. Section 18(k) exempts any class of senior securities representing an indebtedness issued by certain closed-end companies from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a), whether or not such class of senior securities representing an indebtedness is held or guaranteed by the SBA. The application of Section 18(k) to Triangle would not expose investors to the risks of unconstrained leverage because the SBA regulates the capital structure of such SBIC Subsidiary. Accordingly, no harm to the public interest will occur if the exemption is granted.
     Based on the foregoing, it is clear that the public interest will not be harmed by the granting of the requested exemption, while the interests of Triangle and its stockholders will be enhanced.
     (b) The Exemption Requested is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policies and Provisions of the 1940 Act.
     The Sections 18(a) and 61(a) exemption will have no material adverse financial or economic impact on Triangle’s stockholders because such Subsidiary is (or will be) wholly owned by Triangle, and Triangle’s stockholders effectively own all economic interests in such Subsidiary. Also, the representations and agreements of Triangle made in this Application effectively eliminate any substantive differences between applying the regulatory framework to Triangle conducting its SBIC activities as one entity and the framework applicable to Triangle and any such Subsidiary as separate entities.
     Congress meant to encourage the development of venture capital companies by the enactment of the 1980 Amendments. A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies. S. Rep. No. 958, at 5 (1980); H.R. Rep. No. 1341, at 21-22 (1980), as reprinted in 1980 U.S.C.C.A.N. 4803, 4904. The 1980 Amendments sought to eliminate provisions of the 1940 Act that created unnecessary disincentives to venture capital activities. Id. One goal underlying elimination of these disincentives was to increase investment by the public, particularly institutional investors, in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies. See Reginald L. Thomas & Paul F. Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982).

     In adopting interim rules 60a-l and 57b-l, the Commission recognized this goal, stating “[t]he 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the ‘venture capital’ industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.” Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,704 (Dec. 16, 1980). The Commission also stated in this Release that “it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of and operating wholly owned SBICs. Indeed, the 1980 Amendments specifically recognized the possibility of such ownership.” Subsidiary SBICs are also contemplated by Item 8 of the instructions to Form N-2.
     The Applicants submit that the proposed exemption is entirely consistent with the general purposes of the 1980 Amendments. By this Application, Triangle seeks relief that will allow it, together with its current and future SBIC Subsidiaries, to expand and broaden its activities consistent with the Congressional policies described above and without creating conflicting regulatory problems. The goal can be accomplished only by obtaining the exemption requested. The proposed exemption is therefore consistent with the general purposes of the 1940 Act, as amended by the 1980 Amendments.
     It is submitted that granting the requested exemption on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of Triangle’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
     2. Section 57(c).
     In addition to relief under Sections 6(c), the Applicants request relief under Section 57(c) with respect to the proposed operations as one company and certain transactions between the Applicants and portfolio companies, as specified above. Section 57(c) of the 1940 Act directs the Commission to exempt a transaction from one or more provisions of Sections 57(a)(1) and (2) if all three of the following standards are met: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the business development company or its stockholders or partners on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of the business development company as recited in the filings made by such company with the Commission under the Securities Act, its registration statement and reports filed under the Exchange Act, and its reports to stockholders or partners; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.
     (a) Under Section 57(c)(l), the terms of the proposed transaction must be reasonable and fair and must not involve overreaching of the business development company or its stockholders on the part of any person. As discussed above, the proposed operations as one company will enhance efficient operations of Triangle and its wholly owned subsidiaries, including TMF, and allow them to deal with portfolio companies as if Triangle and such Subsidiaries were one company. Operation as essentially one company in these circumstances has been repeatedly recognized by the Commission in exemptive orders, including with respect to Triangle under the Prior Order, Main Street, Elk Associates/Ameritrans, Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II and other companies cited in the applications of these companies. As discussed above with respect to the Applicants’ legal arguments under Section 6(c), the contemplated transactions among the Applicants and affiliates as specified above will be reasonable and fair and will not involve overreaching on the part of any person.
     (b) As indicated above, the terms of the proposed transactions are reasonable and fair and do not involve overreaching of Triangle or TMF by any person. The Applicants believe that the requested order would permit Triangle and the Subsidiaries to carry out more effectively (1) the purposes and objectives of the Applicants of investing primarily in small business concerns, and (2) the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act and the 1980 Amendments.
     (c) Under Section 57(c)(2), relief may be granted if the proposed transactions are consistent with the policy of the business development company as specified in filings with the Commission and reports to stockholders. The proposed operations of the

Applicants as one company and the requested relief are consistent with the disclosure in Triangle’s public filings with the Commission and its reports to stockholders. Accordingly, this condition is also met.
     (d) In addition, the representations and agreements made in this Application effectively eliminate any substantive differences between applying the regulatory framework to Triangle conducting its SBIC activities as one entity and the framework applicable to Triangle and its current and future Subsidiaries as separate entities and granting the requested exemptions on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of Triangle and TMF while retaining the important protections afforded by the provisions of the 1940 Act.
     In summary, the Applicants meet the standards for relief under Section 57(c) with respect to the exemptions from Sections 57(a)(l) and (2) as described above.
     3. Section 57(i), Rule 17d-l and Section 57(a)(4).
     Relief is also requested under Rule 17d-l with respect to certain joint transactions that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act, including transfers of assets between the Applicants and investments in the same portfolio companies by Triangle and the Subsidiaries, all as described above. Section 57(i) of the 1940 Act provides that rules and regulations under Section 17(d) of the 1940 Act will apply to transactions subject to Section 57(a)(4) in the absence of rules under that Section. The Commission has not adopted rules under Section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in Rule 17d-1 govern Applicants’ request for relief. In determining whether to grant an order under Section 57(i) and Rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants in the transaction.
     (a) First, as discussed above with respect to the Applicants’ legal arguments under Section 6(c), the proposed transactions are consistent with the policy and provisions of the 1940 Act and will enhance the interests of Triangle and TMF while retaining the important protections afforded by the provisions of the 1940 Act.
     (b) Second, since the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others.
In summary, the Applicants meet the standards for relief under Rule 17d-1.
IV. CONDITIONS OF PRIOR ORDER
     The Applicants agree that the conditions in the Prior Order will be replaced by the conditions set forth in Section V. The conditions in Section V are the same conditions as the Prior Order, except that (a) the defined terms have been revised to include all current and future Subsidiaries and (b) the two (2) conditions relating to consolidated reporting will be deleted from the Prior Order.
V. CONDITIONS OF EXEMPTIVE ORDER
     Applicants agree that the Amended Order will be subject to the following conditions:
     1. Triangle will at all times own and hold, beneficially and of record, all of the outstanding equity interests in any Subsidiary, including all of the outstanding membership interests in any general partner of any Subsidiary, or otherwise own and hold beneficially, all of the outstanding voting securities and other equity interests in such Subsidiary.
     2. The SBIC Subsidiaries will have investment policies not inconsistent with those of Triangle, as set forth in Triangle’s Registration Statement.
     3. No person shall serve as a member of any board of directors of any Subsidiary unless such person shall also be a member of the Triangle Board. The board of directors or the managers, as applicable, of any Subsidiary will be appointed by the equity owners of such Subsidiary.
     4. Triangle will not itself issue or sell any senior security, and Triangle will not cause or permit any SBIC Subsidiary to issue or sell any senior security of which Triangle or such SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that immediately after the issuance or sale of any such senior security by either Triangle or any SBIC Subsidiary, Triangle individually and on a consolidated basis shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)), except that, in determining whether Triangle and any SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 61(a), any borrowings by any SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.
     5. Triangle will acquire securities of any SBIC Subsidiary representing indebtedness only if, in each case, the prior approval of the SBA has been obtained. In addition, Triangle and any SBIC Subsidiary will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.
     6. No person shall serve or act as investment adviser to SBIC II or any future Subsidiary unless the Board and the stockholders of Triangle shall have taken such action with respect thereto that is required to be taken pursuant to the 1940 Act by the functional equivalent of the board of directors of SBIC II or any future Subsidiary and the stockholders of SBIC II or any future Subsidiary as if SBIC II or such future Subsidiary were a BDC.
VI. CONCLUSION AND REQUEST FOR ORDER
     Based on the foregoing, Applicants respectfully request that the Commission issue an Amended Order pursuant to Sections 6(c) and 57(c) of the 1940 Act granting exemptions from Sections 18(a), 57(a)(1) — (2), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, all on the terms and conditions set forth herein.
VII. PROCEDURAL MATTERS
     A. Exhibit List.
     The following documents are annexed to this Application as Exhibits and are incorporated by reference.
Exhibit A Verifications Required by Rule 0-2(d)
Exhibit B – Resolutions Authorizing Application
     B. Authorizations Required By Rule 0-2

     The verification required by Rule 0-2(d) under the 1940 Act is attached to this Application as Exhibit A. The filing of this Application has been specifically authorized by a resolution of the Triangle Board dated November 4, 2009. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective members, general partners or officers, as applicable, pursuant to authority granted to such persons by their respective operating agreements, articles of incorporation or bylaws, as applicable. Each of the foregoing authorizations remain in effect.

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have caused this Application to be duly signed on their behalf on the 28th day of September, 2010.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Steven C. Lilly

Name:	Steven C. Lilly
Title:	Chief Financial Officer, Treasurer, and Secretary

TRIANGLE MEZZANINE FUND LLLP

By: New Triangle GP, LLC, Its General Partner
	By:	Triangle Capital Corporation, Its Manager

	By:	/s/ Steven C. Lilly
	Name:	Steven C. Lilly
	Title:	Chief Financial Officer, Treasurer, and Secretary

TRIANGLE MEZZANINE FUND II LP

By: New Triangle GP, LLC, Its General Partner
	By:	Triangle Capital Corporation, Its Manager

	By:	/s/ Steven C. Lilly
	Name:	Steven C. Lilly
	Title:	Chief Financial Officer, Treasurer, and Secretary

NEW TRIANGLE GP, LLC (a North Carolina entity)

	By:	Triangle Capital Corporation, Its Manager

	By:	/s/ Steven C. Lilly
	Name:	Steven C. Lilly
	Title:	Chief Financial Officer, Treasurer, and Secretary

NEW TRIANGLE GP, LLC (a Delaware entity)

	By:	Triangle Capital Corporation, Its Manager

	By:	/s/ Steven C. Lilly
	Name:	Steven C. Lilly
	Title:	Chief Financial Officer, Treasurer, and Secretary

EXHIBIT A
Verifications Required by Rule 0-2(d)

STATE OF NORTH CAROLINA	}
COUNTY OF WAKE	}
     The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Sections 6(c) and 57(c) granting exemptions from Sections 18(a), 57(a)(1) — (a)(2), and 61(a) of the 1940 for and on behalf of Triangle Capital Corporation, a Maryland corporation (“Triangle”), Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership (“TMF”), New Triangle GP, LLC, a North Carolina limited liability company (“General Partner”), New Triangle GP, LLC, a Delaware limited liability company (“GP II”), and Triangle Mezzanine Fund II LP, a Delaware limited partnership (“SBIC II”); that he is the Chief Financial Officer, Treasurer, and Secretary of Triangle; that he has been authorized by Triangle, TMF, SBIC II, the General Partner, and GP II to execute the attached Application in the name of and/or on behalf of Triangle, TMF, SBIC II, the General Partner, and GP II; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Steven C. Lilly
Name:	Steven C. Lilly
Title:	Chief Financial Officer, Treasurer, and Secretary of Triangle Capital Corporation
Date:	September 28, 2010

EXHIBIT B
JOINT RESOLUTIONS
OF THE BOARDS OF DIRECTORS OF
TRIANGLE CAPITAL CORPORATION AND TRIANGLE MEZZANINE FUND LLLP
     WHEREAS, the Company, the Fund, and the Fund’s general partner, New Triangle GP, LLC (the “General Partner”), previously filed a joint exemptive application with the SEC requesting an order under Sections 6(c), 12(d)(1)(J), and 57(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1)-(a)(3), and 61(a) of the 1940 Act, under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and under Section 12(h) of the 1934 Act granting an exemption from Section 13(a) of the Exchange Act (the “Prior Application”);
     WHEREAS, on October 14, 2008, the SEC issued an exemptive order (the “Prior Order”) granting the relief requested by the Prior Application;
     WHEREAS, the Company, as the sole manager of the New GP to be formed, intends to form the New Fund, and may form other direct or indirect wholly-owned subsidiaries in the future; and
     WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders that the Company, on behalf of the New Fund, as well as any future direct or indirect wholly-owned subsidiaries of the Company (the “Subsidiaries,” and each a “Subsidiary”) seek the same exemptive relief for the New Fund and any future Subsidiary that was granted under the Prior Order by filing a new application with the SEC requesting an amendment to the Prior Order (the “Amended Application”) to add the New Fund as an applicant as well as any future Subsidiaries.
     NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized, empowered, and directed, by and on behalf of the Company, the Fund, the New Fund and any other direct or indirect wholly-owned subsidiary of the Company, to execute and file the Amended Application with the SEC requesting exemption from various sections of the 1940 Act and the Exchange Act, and to execute and file any other applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including but not limited to requests for no action relief or interpretative positions under the Securities Act of 1933, as amended (the “Securities Act”), the 1940 Act or the Exchange Act, or any other applicable federal or state securities laws, as such officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby, on behalf of the Company, the Fund, and the New Fund, or any other current or future Subsidiary, as the case may be.
     FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized, empowered, and directed, by and on behalf of the Company, as the sole member and manager of the General Partner of the Fund and as the sole member and manager of the new general partner of the New Fund, and in such new general partner’s name, to execute and file the Amended Application with the SEC requesting exemption from various sections of the 1940 Act and the Exchange Act, and to execute and file any other applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including but not limited to requests for no action relief or interpretative positions under the Securities Act, the 1940 Act or the Exchange Act, or any other applicable federal or state securities laws, as such officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby, on behalf of such general partners and on behalf of the Fund, the New Fund or any other current or future Subsidiary, as the case may be.

     FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.
     FURTHER RESOLVED, that the officers of the Company are hereby authorized, empowered, and directed to take any and all such actions and to execute and deliver any and all other such documents as each may reasonably deem necessary, appropriate or advisable to give effect to the intent of these resolutions.
     FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable).
     FURTHER RESOLVED, that any and all actions previously taken by any of the officers of the Company in connection with the foregoing resolutions are hereby ratified, approved and confirmed in all respects as and for the acts and deeds of the parties thereto.